Filed by Barrick Gold Corporation
This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended.
Subject company: Placer Dome Inc.
Commission File Number: 333-129643
Date: December 22, 2005

PRESS RELEASE - December 22, 2005

All figures in US dollars.

Barrick and Placer Dome Reach Agreement -
Offer Valued at US$22.50 per Share

Barrick Gold Corporation and Placer Dome Inc. announced today that they have reached an agreement on a friendly transaction under which Barrick will increase its offer to acquire Placer Dome. The two companies have entered into a definitive support agreement pursuant to which Barrick will extend the offer to 12:00 midnight (Toronto time) on January 19, 2006, unless withdrawn or extended. The revised offer values the transaction at approximately US$10.4 billion on a fully diluted basis.

Under the revised offer, Placer Dome’s shareholders will have the right to elect to receive $22.50 in cash or 0.8269 of a Barrick common share plus $0.05 in cash for each Placer Dome common share, subject to pro ration based on the maximum amount of cash and Barrick common shares offered. The maximum amount of cash to be paid by Barrick will be approximately US$1.344 billion, and the maximum number of Barrick common shares to be issued will be approximately 333 million, taking into account the conversion of Placer Dome’s outstanding convertible debt securities and the exercise of all outstanding share options. Assuming full pro ration of these amounts, this would result in US$2.91 in cash and 0.7216 of a Barrick common share for each Placer Dome common share subject to the offer.

Following an extensive review of strategic alternatives, the Board of Directors of Placer Dome has determined that the revised Barrick offer is fair to Placer Dome’s shareholders and unanimously recommends that its shareholders accept the offer. Placer Dome’s financial advisors, CIBC World Markets Inc., Goldman, Sachs & Co., and Morgan Stanley & Co. Incorporated have also each provided opinions to the Placer Dome Board of Directors that, as of December 22, 2005 and subject to the assumptions and limitations on which the opinions are based, the consideration to be received under the offer is fair, from a financial point of view, to Placer Dome’s shareholders.

Barrick President and Chief Executive Officer Greg Wilkins said: “We are very excited about the coming together of two great gold mining companies. We can now move forward and deliver value - together - from our assets, people and projects. As a result of the friendly transaction, and with the support of Placer Dome’s shareholders, we will be implementing an integration plan in order to capture the substantial synergies as soon as possible and achieve value creation for all shareholders. Together, Barrick and Placer Dome employees have an unparalleled opportunity to achieve the vision of becoming the best gold mining company in the world. ”

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Placer Dome Chief Executive Officer Peter Tomsett said: “The agreement we are announcing today provides Placer Dome shareholders an attractive premium for their shares and an ongoing stake in a dynamic and growing company. The combined company will possess world-class assets and growth opportunities with the scale, financial capacity and expertise to capitalize on them. This combination has the potential to deliver significant value to our shareholders in the near term and over time.”

In conjunction with the signing of the definitive support agreement, the price payable to Barrick for the assets of Placer Dome to be acquired by Goldcorp Inc. will be increased on a pro rata basis, from approximately US$1.35 billion to approximately US$1.485 billion. Goldcorp has confirmed to Barrick its agreement to purchase those assets at that increased price.

The amendment of the previously announced takeover bid is conditional upon, among other things, the Board of Directors of Placer Dome having issued an amended Directors’ Circular recommending that Placer Dome shareholders accept the offer.

The mailing to Placer Dome shareholders of a notice of variation and extension amending the offer together with an amended Placer Dome Directors’ Circular is expected to occur on or before January 5, 2006. Completion of the offer will be subject to certain conditions including a sufficient number of shares being tendered to the offer such that Barrick would own at least 66 2/3% of Placer Dome’s shares on a fully-diluted basis, the receipt of any remaining required regulatory approvals, the absence of a material adverse change with respect to Placer Dome and certain other conditions.

Under the terms of the support agreement, Placer Dome has the right to consider superior proposals from other parties in certain circumstances, but Barrick has the right to match any offer made by another party. The support agreement also provides for the payment of a fee to Barrick by Placer Dome of up to US$259.7 million under certain circumstances if the offer is not completed. Barrick has also agreed to appoint three of Placer Dome’s current directors to Barrick’s Board of Directors.

Barrick’s vision is to be the world’s best gold company by finding, developing and producing quality reserves in a profitable and socially responsible manner.

Conference Call/ Webcast

Barrick and Placer Dome will hold a conference call and webcast as follows:

Thursday, December 22, 2005 at 11:00 am (EST)

North America:	800-708-7127
International:	415-904-7309

The live webcast can be accessed at www.barrick.com.

About the Offer

Barrick's offer was announced on October 31, 2005. Barrick's take-over bid circular and related documents were filed with the securities regulatory authorities in Canada and the United States on November 10, 2005. Placer Dome shareholders are advised to read the take-over bid circular as it contains important information including the terms and conditions of the offer and the procedures for depositing shares. Additional information about the offer or copies of the take-over bid circular may be obtained from shareholders' investment advisers, from RBC Dominion Securities Inc. or Merrill Lynch Canada Inc., who are acting as Barrick’s Canadian dealer managers, RBC Capital Markets Corporation, or Merrill Lynch, Pierce, Fenner & Smith Incorporated, who are acting as Barrick's U.S. dealer managers, or Kingsdale Shareholder Services Inc. for Canada (Toll Free 1-866-877-2571) or MacKenzie Partners, Inc. for the United States and other locations (Toll Free 1-800-322-2885) who are acting as Barrick’s Information Agents.

On November 10, 2005, Barrick filed with the US Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-10 which includes Barrick’s offer and take-over bid circular. Investors and security holders are urged to read the disclosure documents filed by Barrick from time to time with the SEC regarding the proposed business combination transaction because they contain important information. The offer and take-over bid circular have been sent to shareholders of Placer Dome Inc. Investors may also obtain a free copy of the offer and take-over bid circular and other disclosure documents filed by Barrick with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and the other disclosure documents may also be obtained free of charge by directing a request to Kingsdale Shareholder Services Inc. or Mackenzie Partners Inc. at the toll free numbers set out above.

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Forward-Looking Statements

Certain information included in this press release, including any information as to our future financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute "forward-looking statements." The words "expect", "will", “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold or certain other commodities (such as fuel and electricity) and currencies; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of diminishing quantities or grades of reserves; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

For further information:

INVESTOR CONTACT: James Mavor Vice President, Investor Relations Tel: (416) 307-7463 Email: jmavor@barrick.com	MEDIA CONTACT: Vincent Borg Vice President, Corporate Communications Tel: (416) 307-7477 Email: vborg@barrick.com

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